Filed Pursuant to Rule 424(b)(3)
By Echo Healthcare Acquisition Corp.
Registration No. 333-144889

ECHO HEALTHCARE ACQUISITION CORP.

Supplement No. 1, dated November 26, 2007
to
Proxy Statement/Prospectus dated November 12, 2007

We previously mailed to you a proxy statement/prospectus dated November 12, 2007 relating to the special meeting of stockholders of Echo Healthcare Acquisition Corp., a Delaware corporation (“Echo”) which will be held at 12:00 p.m., Eastern Time, on December 12, 2007 in connection with the proposed merger between Echo and XLNT Veterinary Care, Inc., a Delaware corporation (“XLNT”).

We are submitting this supplement No. 1 to the proxy statement/prospectus to modify and simplify the process for stockholders wishing to exercise the conversion rights in connection with the merger to deliver their shares for conversion.  As more fully set forth below, stockholders will be permitted to transfer their shares for conversion electronically through Depository Trust Company (“DTC”) and will not be required to deliver physical stock certificates.

Terms used herein but not defined have the meaning ascribed to them in the original proxy statement/prospectus.  This supplement should be read in conjunction with the proxy statement/prospectus.  Except as otherwise expressed provided below, the proxy statement/prospectus previously mailed to you continues to apply.  To the extent information in this supplement differs from, updates or conflicts with information contained in the proxy statement/prospectus, the additional information in this supplement is the more current information.

How do I exercise my conversion rights?

If you wish to exercise your conversion rights, you must vote against the merger proposal, affirmatively demand prior to or contemporaneously with your vote that Echo convert all (and not less than all) of your shares into cash, and deliver your shares for conversion either by electronic delivery or delivery of physical stock certificates as described below.  If, notwithstanding your vote, the merger is completed, then you will be entitled to receive a pro rata portion of the trust account in which a substantial portion of the net proceeds of Echo’s initial public offering are held, including any interest (net of taxes) earned thereon through the date of the special meeting.  If you exercise your conversion rights, then you will be exchanging your shares of Echo common stock for cash and will no longer own these shares.  You will only be entitled to receive cash for these shares if you continue to hold these shares through the effective time of the merger and then tender your stock certificate to Echo as described below.  If the merger is not completed, then your shares will not be converted into cash even if you so elected.

What additional conversion procedures are required if my shares are held in “street name”?

If you hold shares in “street name” through a bank, broker or other nominee and you wish to convert such shares, your bank or broker must, by  5:00 p.m., New York time, on December 11, 2007, the business day prior to the special meeting, electronically transfer your shares to the DTC account of Corporate Stock Transfer, Inc., our stock transfer agent, and provide Corporate Stock Transfer, Inc. with the necessary stock powers, written instructions that you want to convert your shares and a written certificate addressed to Corporate Stock Transfer, Inc. stating that you were the owner of such shares as of the record date, you have owned such shares since the record date and you will continue to own such shares through the closing of the merger. If your bank or broker does not provide each of these documents to Corporate Stock Transfer, Inc. at 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, Attn: Shari Humpherys, tel. (303) 282-4800, fax (303) 282-5800, by 5:00 p.m. New York time, on December 11, 2007, the business day prior to the special meeting, your shares will not be converted.

You must also vote against the merger using the voting form provided by your bank or broker. We have eliminated the requirement for beneficial holders of shares in “street name” to have a legal proxy issued by their bank or broker to the beneficial owner.

We urge stockholders who may wish to exercise their conversion rights to promptly contact the account executive at the organization holding their account to accomplish these procedures. If such stockholders fail to act promptly, they may be unable to timely satisfy the conversion requirements.

If you demand conversion of your shares and later decide that you do not want to convert such shares, your bank or broker must make arrangements with Corporate Stock Transfer, Inc. at the telephone number stated above to withdraw the conversion. To be effective, withdrawals of shares previously submitted for conversion must be completed prior to the special meeting.

What additional conversion procedures are required if I am the registered stockholder of my shares?

We believe stockholders will generally find it most convenient to deliver shares for conversion electronically through DTC as described above.  However, if you are a registered stockholder seeking to exercise conversion rights, you may present your physical stock certificate(s) (together with the necessary stock powers, letter of instructions and the certificate referred to below) to Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209, Attn: Shari Humpherys, together with written instructions that you wish to convert your shares into your pro rata share of the trust account and provide to Corporate Stock Transfer, Inc. a written certificate addressed to Corporate Stock Transfer, Inc. that you have held the shares that you seek to convert since the record date and that you will continue to hold the shares through the closing of the merger.

What do I do if I want to change my vote prior to the special meeting?

If you have already submitted your proxy vote, you may revoke that proxy and change your vote any time prior to the special meeting by signing and returning a later-dated proxy card, entering a later-dated vote via the Internet website specified on the proxy card or supplied to you by your bank or broker, or by submitting written notice of your revocation to Echo at 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182 as described more fully in the proxy statement/prospectus.  You may then submit a new proxy or attend the meeting and vote in person.  If you hold your shares in “street name”, your bank or broker may also provide a mechanism for changing your vote by telephone.

Who can help answer my questions?

If you are an Echo stockholder and have questions about the merger, you may write or call Echo Healthcare Acquisition Corp., 8000 Towers Crescent Drive, Suite 1300, Vienna, Virginia 22182, (703) 448-7688, Attn: Joel Kanter, President and Secretary.

Stockholders considering exercising their conversion rights or with questions regarding the conversion or voting procedures should contact Thomas P. Skulski of Morrow & Co., our proxy solicitor, at (203) 658-9400.

*           *           *           *           *

In connection with the proposed merger, Echo has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended, that contains the proxy statement/prospectus and other documents regarding the proposed transaction.  Before making any voting or investment decisions, securities holders of Echo are urged to read this supplement, the proxy statement/prospectus and all other documents regarding the merger, carefully in their entirety, because they contain important information about the proposed transaction.  If you need another copy of the proxy statement/prospectus or proxy card, free of charge, or have additional questions about the merger, this supplement, or other matters discussed in the proxy statement/prospectus, please call Thomas P. Skulski of Morrow & Co., our proxy solicitor, at (203) 658-9400.  The proxy statement/prospectus may also be found on the Internet, as filed by Echo, at www.sec.gov or through Echo’s website at www.echohealthcare.com.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger described in the proxy statement/prospectus or the shares of common stock described in the proxy statement/prospectus to be issued in connection with the merger or determined whether this supplement or the proxy statement/prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.